Exhibit 99.1

Volvo Aero Increases Its Participation in the GEnx Engine

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 20, 2006--Volvo Aero has agreed with General Electric Company (GE) to increase Volvo Aero's participation in GE's new engine, the GEnx. Volvo Aero will manufacture additional components in the engine. The new agreement is estimated to generate an additional SEK 6 bn in sales over a 30-year period.

In its first year on the market, more than 525 GEnx engines have been selected to power the Boeing 787and 747-8 as well as the Airbus A350. The GEnx engine is the best selling engine on the 787 and A350 aircraft and was selected by Boeing as the sole powerplant for the recently launched 747-8 aircraft.

Volvo Aero has been a risk- and revenue-sharing participant in the GEnx engine since 2004. Under the previous agreement, Volvo Aero took responsibility for the design, manufacture and product support for three components - the Low Pressure Booster Spool, the Fan Hub Frame and the Turbine Rear Frame.

The parties have now extended the business relationship in the GEnx engine, whereby Volvo Aero will increase its participation with responsibility for additional components in the Fan Module and High Pressure Turbine.

The new agreement is expected to generate SEK 6 bn in sales over the life of the GEnx engine program with a total investment for Volvo Aero over SEK 230 M.

"We strongly believe in the success of the GEnx engine, and we are very pleased that we are able to increase our share in the program," adds Anders Nilsson, Vice President Business Development at Volvo Aero.

January 20, 2006

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Anders Nilsson, phone +46 70 5741305